Exhibit 5.1
August 2, 2010
Exide Technologies
13000 Deerfield Parkway, Building 200
Milton, Georgia 30004
Re:	Registration Statement on Form S-8 Filed by Exide Technologies
Ladies and Gentlemen:
     We have acted as counsel for Exide Technologies, a Delaware corporation (the “Company”), in connection with the resale by a selling stockholder of 750,000 shares of the Company’s common stock, par value $0.01 (the “Shares”), granted pursuant to the Employment Agreement, dated as of June 10, 2010 (the “Employment Agreement”), by and between the Company and James R. Bolch and the Restricted Share Agreement, dated as of July 26, 2010, between the Company and James R. Bolch (the “Restricted Share Agreement” and together with the Employment Agreement, the “Agreements”).
     In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of these opinions. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that:
1.	The Shares have been authorized by all necessary corporate action of the Company and are validly issued, fully paid and nonassessable.

2.	When issued in accordance with the terms and conditions of the Rights Agreement, dated as of December 6, 2008 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company LLC, as rights agent, the Rights (as defined in the Rights Agreement) will be validly issued.
     The opinions expressed herein are limited to the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.
     The opinion set forth in paragraph 2 above is limited to the corporate authorization and valid issuance of the Rights under the General Corporation Law of the State of Delaware. We do not express any opinion herein with respect to any other aspect of the Rights, the effect of equitable principles or fiduciary considerations relating to the authorization, execution, delivery or administration of the Rights Agreement or the issuance of the Rights or the enforceability or any particular provisions of the Rights Agreement. In rendering the opinion set forth in

Exide Technologies
August 2, 2010

paragraph 2 above, we have assumed that the board of directors of the Company has acted and will act in accordance with its fiduciary duties with respect to the authorization, execution, delivery and administration of the Rights Agreement and the issuance of the Rights.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-8 filed by the Company to effect registration of the Shares and the Rights issued and delivered pursuant to the Agreements under the Securities Act of 1933 (the “Act”). In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,
/s/ Jones Day